

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2018

Anthony Miller
President
Righting Fate Series, Inc.
1020 Piedmont Avenue NE
Suite 511
Atlanta, GA 30309

>　　**Re: Righting Fate Series, Inc.**
>　　　　**Draft Offering Statement on Form 1-A**
>　　　　**Submitted May 1, 2018**
>　　　　**CIK No. 0001737569**

Dear Mr. Miller:

　　　Our preliminary review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments. Specifically, you have not included a signed audit report of the independent accountant.

　　　You may submit a substantive amendment to your draft offering statement to correct the deficiencies.

　　　Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 with any questions.

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